Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands, except per share amounts)

	For the Three Months Ended January 31,		For the Six Months Ended January 31,
	2013	2012	2013	2012
Net income available to stockholders	$2,146	$3,239	$6,598	$4,314
Less: Distributed and undistributed earnings allocated to non-vested stock	(28)	(44)	(98)	(62)
Earnings available to common shareholders	$2,118	$3,195	$6,500	$4,252
Shares Calculation
Average shares outstanding - Basic Common	4,896	5,124	4,887	5,119
Average shares outstanding - Basic Class B Common	1,976	1,938	1,960	1,929
Potential Common Stock relating to stock options	50	66	57	66
Average shares outstanding - Assuming dilution	6,922	7,128	6,904	7,114
Net Income Per Share: Basic Common	$0.33	$0.49	$1.02	$0.65
Net Income Per Share: Basic Class B Common	$0.25	$0.36	$0.77	$0.49
Net Income Per Share: Diluted	$0.31	$0.45	$0.94	$0.60

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